EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143472 on Form S-3 and Registration Statement Nos. 333-142694 and 333-135726 on Form S-8 of our report dated February 27, 2008, relating to the financial statements and financial statement schedule of Portland General Electric Company and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption, on December 31, 2006, of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), and the effectiveness of Portland General Electric Company and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Portland General Electric Company and subsidiaries for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

February 27, 2008